Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 27, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to our intimation dated July 27, 2024, wherein we have informed that the Board of Directors of the Company has approved the fund infusion by way of investment in preference shares of Dr. Reddy’s Laboratories SA, Switzerland (“DRL SA”), a wholly-owned subsidiary of the Company, upto an amount of GBP 500 million (USD 640 million).

In this connection, we further inform that the Company has made an investment of USD 620 million in line with above intimation and DRL SA has allotted 6,200,000 non-convertible preference shares each with a nominal value of USD 100 to the Company on September 27, 2024.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above fund infusion is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.

Dr. Reddy’s Laboratories SA, Switzerland, (“DRL SA”) a wholly owned subsidiary of the Company. The fund infused by the Company into DRL SA will be used for the acquisition of Nicotinell® and related brands by way of acquisition of all of the quotas of Northstar Switzerland SARL incorporated in Switzerland owned by the Haleon Group, as intimated by our disclosure dated June 26, 2024.

The turnover of DRL SA for CY2023 was USD 392 million.

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”	The investment in DRL SA is a related party transaction, as DRL SA is a wholly owned subsidiary and accordingly a related party to the Company. The investment is done based on valuation report of an Independent Valuer and on arm’s length basis. Except as stated above, the promoter/ promoter group/ group companies have no interest in DRL SA.
3	Industry to which the entity being acquired belongs	Pharmaceutical
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The fund infused by the Company into DRL SA will be used by the said wholly-owned subsidiary for the acquisition of Nicotinell® and related brands by way of acquisition of all of the quotas of Northstar Switzerland SARL incorporated in Switzerland owned by the Haleon Group.
5	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable.
6	Indicative time period for completion of the acquisition	DRL SA has allotted 6,200,000 non-convertible preference shares with a contractual buyback right, each with a nominal value of USD 100.00, amounting to a total USD 620,000,000 to the Company on September 27, 2024.
7	Nature of consideration- whether cash consideration or share swap and details of the same	Cash consideration
8	Cost of acquisition or the price at which the shares are acquired	Cash consideration of USD 620,000,000 towards subscription of preference shares of 6,200,000 of USD 100.
9	Percentage of shareholding/ control acquired and/ or number of shares acquired	DRL SA is a wholly owned subsidiary of the Company.

10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	DRL SA was incorporated on 16th of April 2007 and is engaged in the production of pharmaceutical and biotechnological products, the acquisition, use, purchase and sale of goods of all kinds and in particular of intellectual property rights. The turnover of the DRL SA for the previous 3 years is as under:
		CY 2023	USD 392 million
		CY 2022	USD 306 million
		CY 2021	USD 290 million